Exhibit 99.1
News release via Canada NewsWire, Calgary 403-269-7605

     Attention Business Editors:
     Compton Provides Mid-Year Reserve Update and Operations Review

     CALGARY, Aug. 27 /CNW/ - Compton Petroleum Corporation (TSX - CMT, NYSE -
CMZ) previously announced a process to seek a buyer for all of the outstanding shares of the Company. In conjunction with this process, the Company has completed an update to its December 31, 2007 Reserve Report as at August 1,
2008 (Reserve Update). The parameters applied to the preparation of this
Reserve Update as well as the summaries thereof are presented in this News
Release. Additionally, this News Release includes June 30, 2008 proforma debt information reflecting certain transactions since that date and a review of recent field activities.
     Concurrent with this News Release, marketing efforts to conclude a corporate sale will commence. Interested parties are currently being invited to enter into a confidentiality agreement with the Company prior to accessing the Data Room which will open on September 8, 2008.
     The Company believes the information contained herein to be of material interest to investors in the context of the corporate sale process.

     AUGUST 1, 2008 RESERVE UPDATE

     The August 1, 2008 Reserve Update is based upon the December 31, 2007
Reserve Report and was mechanically updated to August 1, 2008. The mechanical update incorporated the production forecasts and operating costs used in the
December 31, 2007 Reserve Report giving effect to price forecasts in effect as of April 1, 2008 and the proposed new Alberta Crown Royalty regime. The mechanical update was then edited for the following:

     <<
     -   reserves assigned to wells drilled or recompleted to August 1, 2008
     -   drilling locations offsetting newly drilled or recompleted wells were reclassified from possible and probable reserves to proved reserves or from possible to probable reserves based upon production or test data, most particularly for the impact of projected horizontal well locations and multi-stage fracs in lieu of projected vertical well locations; the production forecast was adjusted in some cases
     -   reserves associated with new lands added through acquisitions, farm-
         ins, Crown or freehold purchases
     -   production for the first seven months of 2008
     -   reserves associated with the four properties sold in the third quarter of 2008 (as more fully described below)
     -   reserves associated with any land expiries over the first seven months of 2008
     -   the forecasted on-stream dates of projected 2008 wells in the
         December 31, 2007 Reserve Report were revised to the actual dates or delayed to the currently anticipated on-stream dates; the production forecasts were not changed
     -   the timing of some of the drilling locations and well tie-ins were updated together with estimated future development costs; the production forecasts were not changed
     -   working interests and burdens were altered where appropriate
     -   inconsistencies in gas-oil ratios and NGL yields were corrected where necessary
     >>

     The August 1, 2008 Reserve Update has been prepared by the Company's professional staff (supervised by a Qualified Reserves Evaluator) using the same methodology used by the Company's independent and internal evaluators in the preparation of the December 31, 2007 Reserve Report. The August 1, 2008
Reserve Update has been prepared in accordance with the regulatory standards set out in National Instrument 51-101 with the exception that the Company has not undertaken a detailed review of all of the properties included in the
December 31, 2007 Reserve Report nor adjusted the estimates for actual 2008 performance and updated production costs. The Company has reviewed the 2008 year to date performance of such properties and production costs in the aggregate and believes that there are no material revisions required other than to the extent set out in the summary.

     <<
     Updated Summary of Estimated Reserve Volumes - Forecast Prices and
     Costs(1)

     -------------------------------------------------------------------------
     As at August 1,    Crude Oil          Natural Gas             NGLs
      2008           Gross      Net      Gross      Net      Gross      Net
                     (Mbbl)    (Mbbl)    (Bcf)     (Bcf)     (Mbbl)   (Mbbl)
     -------------------------------------------------------------------------
     Proved
       Developed
        producing     4,376     3,465       488       414     9,081     6,035
       Developed
        non-producing   242       193        67        56     1,131       737

       Undeveloped      576       411       212       178     2,407     1,543
     -------------------------------------------------------------------------
     Total proved     5,195     4,070       767       648    12,619     8,315
     Probable         4,207     3,052       628       517    10,452     6,699
     -------------------------------------------------------------------------
     Total proved
      plus probable   9,402     7,122     1,395     1,165    23,071    15,013
     -------------------------------------------------------------------------

     -------------------------------------------------------------------------
     2007 total
      proved plus
      probable       17,427    16,042     1,369     1,120    22,182    15,558
     -------------------------------------------------------------------------

     -----------------------------------------------------
     As at August 1,     Sulphur              Total
      2008           Gross      Net      Gross      Net
                     (Mlt)     (Mlt)     (Mboe)    (Mboe)
     -----------------------------------------------------
     Proved
       Developed
        producing     1,930     1,766    96,788    80,248
       Developed
        non-producing    65        54    12,547    10,319

       Undeveloped      149       137    38,475    31,717
     -----------------------------------------------------
     Total proved     2,145     1,957   147,810   122,286
     Probable           819       766   120,190    96,748
     -----------------------------------------------------
     Total proved
      plus probable   2,964     2,723   268,000   219,035
     -----------------------------------------------------

     -----------------------------------------------------
     2007 total
      proved plus
      probable        3,022     2,563   270,819   220,864
     -----------------------------------------------------
     (1) Numbers may not add due to rounding.

     Updated Net Present Value of Reserves - Forecast Prices and Costs

     -------------------------------------------------------------------------
                                            Future net revenue before income
                                            taxes(1) discounted at a rate of
                                         -------------------------------------
     As at August 1, 2008                     0%          8%           10%
     -------------------------------------------------------------------------
     ($000s)
     Proved
       Producing                         $3,295,341   $1,589,571   $1,419,057
       Non-producing                        498,589      237,575      208,667
       Undeveloped                        1,198,713      519,822      439,409
     -------------------------------------------------------------------------
     Total proved                         4,992,643    2,346,968    2,067,132
     Probable                             4,250,176    1,627,341    1,360,018
     -------------------------------------------------------------------------
     Total proved plus probable          $9,242,819   $3,974,310   $3,427,150
     -------------------------------------------------------------------------

     -------------------------------------------------------------------------
     December 31, 2007 proved plus
      probable                           $8,074,691   $3,406,461   $2,918,833
     -------------------------------------------------------------------------
     (1) The Company does not represent that the values shown in the foregoing table are representative of fair market value.

     Pricing assumptions reflected in the Net Present Value of Reserves are based upon the average of the April 1, 2008 commodity price forecasts of four major Canadian oil and gas reserve evaluation firms and are summarized below.

     Summary of Forecast Pricing

     -------------------------------------------------------------------------
     Year(1)            Edmonton Par Price $/bbl          AECO-C Spot $/MMbtu
     -------------------------------------------------------------------------
     2008                        $97.39                           $8.31
     -------------------------------------------------------------------------
     2009                        $93.67                           $8.39
     -------------------------------------------------------------------------
     2010                        $91.70                           $8.28
     -------------------------------------------------------------------------
     2011                        $88.41                           $8.18
     -------------------------------------------------------------------------
     2012                        $88.02                           $8.24
     -------------------------------------------------------------------------
     2013                        $88.68                           $8.44
     -------------------------------------------------------------------------
     2014                        $89.34                           $8.61
     -------------------------------------------------------------------------
     2015                        $91.00                           $8.80
     -------------------------------------------------------------------------
     2016                        $92.80                           $8.98
     -------------------------------------------------------------------------
     2017                        $94.02                           $9.16
     -------------------------------------------------------------------------
     (1) Pricing is escalated at 2% per annum post 2017.
     >>

     Property Sales

     The Company previously announced the sale of four non-core asset packages. Purchase and sale agreements were executed during June and July and three of the four sales transactions have closed; the fourth is scheduled to close on September 8, 2008. Net proceeds, after closing adjustments, are expected to be approximately $210 million and will be applied to reduce syndicated bank debt. Reserves related to these properties are not included in the August 1, 2008 Reserve Update.
     Production associated with these four sales is approximately 3,700 boe/d.
Excluding these sales, August month end production is expected to be approximately 27,000 boe/d. With the Company's ongoing active field program, as outlined in the Operations section of this News Release, production is expected to increase appreciably over the next few months.
     During the past 12 months, Compton has sold the majority of its predominantly oil weighted, non-core properties. These sales represented approximately 7,700 boe/d of production, and gross proceeds received were approximately $488 million. As a result of these sales, Compton's activities are now focused entirely in central Alberta and the Rock Creek / Ellerslie play at Niton / Caroline and in southern Alberta, including the Basal Quartz play at Hooker, the Plains Belly River play, and the thrusted Belly River play in the Foothills.

     CORPORATE DEBT

     Subsequent to June 30, 2008, the estimated $210 million of proceeds from the property sales and a realized $31 million gain on the recent termination of the foreign exchange contracts related to the US$ denominated Senior Term
Notes will have been applied to reduce the Company's syndicated bank debt and are reflected in the following proforma debt schedule.

     <<
     Long Term Debt ($000s)

     -------------------------------------------------------------------------
                                              Proforma Adjustments
     -------------------------------------------------------------------------
                                                                     Proforma
                                    June 30,   Property       FX     June 30,
                                      2008      Sales       Sales      2008
     -------------------------------------------------------------------------
     Senior Term Notes              $458,370                         $458,370
     Associated unrealized risk
      management gain                (21,915)               21,915          -
     -------------------------------------------------------------------------
                                    $436,455                21,915   $458,370
     Syndicated bank debt            470,000   (210,253)   (31,080)   228,667
     -------------------------------------------------------------------------
     Long term debt                 $906,455                         $687,037
     -------------------------------------------------------------------------
     >>

     OPERATIONS

     With much improved field conditions during the third quarter of 2008, field activity has increased substantially over Q2 levels. During the first 50 days of the quarter, Compton has drilled a total of 61 wells (47.4 net) as compared to the 34 wells (33 net) drilled during all of the second quarter.
The Company has continued the focus of applying horizontal drilling combined with multi-stage frac completions to its Deep Basin and Foothills gas plays with good success. Six horizontal wells have been drilled since June 30, 2008 and an additional five horizontal and five vertical wells are currently drilling. Activities on an area by area basis are discussed below.

     Central Alberta

     Niton/Caroline - Rock Creek natural gas play
     --------------------------------------------
     Compton continues to be very active at Niton and Caroline in central
Alberta. Since June 30, 2008, a total of eight wells have been drilled: six at
Niton, four of which were horizontal, and two vertical wells at Caroline. To date, the Company has drilled or participated in 21 wells at Niton - two of these wells are oil wells; fourteen are producing natural gas wells, three additional natural gas wells are being tied-in, and two more are currently drilling.
     A Rock Creek horizontal well at 4-28-52-17W5 was rig released in July and placed on continuous production on August 14, 2008. The well is currently restricted by available compression to 5 mmcf/d. Initial test rates exceeded
8 mmcf/d. The Company currently has six horizontal and one vertical Rock Creek wells producing to the compressor at 5-26-52-17W5 and a second compressor is being installed to increase capacity from 10 mmcf/d to 20 mmcf/d. Two horizontal wells are currently drilling on sections adjacent to the 4-28 well.
     In Township 53-15W5M, Compton has very recently completed a 70% WI well at 16-24. The well is currently flowing approximately 3.3 mmcf/d. Also in
Township 53-15W5M, a vertical Rock Creek step-out well has been cased at 4-23 and the Company is proceeding to license two additional horizontal wells in sections 23 and 24.
     Also in the Niton area, Compton has spudded its first horizontal well targeting the Ellerslie formation at 12-19-54-13W5 and plans a second
Ellerslie horizontal well at 1-21-53-14W5M.

     Southern Alberta

     Hooker - Basal Quartz gas play
     ------------------------------
     At Hooker, the Company has drilled four horizontal wells during 2008, with a fifth currently drilling. All wells have or will be completed using multi-stage frac technology.
     The first two wells, 9-17-17-29-W4 and 02/10-30-16-29W4, were placed on production March 10 and April 28, 2008 respectively. Initial production rates were 4.2 mmcf/d in the case of 9-17 and 2.2 mmcf/d in the case of 10-30. Both wells are currently producing approximately 1 mmcf/d and are following the expected production profile typical of natural gas wells drilled into tight reservoirs. These two wells targeted the tighter reservoir on the eastern periphery of the Hooker play where offsetting vertical wells have proven to be marginal producers.
     The third horizontal well at 13-34-18-29W4, drilled in the center of the
Hooker Basal Quartz channel, was rig released on August 4, 2008, a multi-stage frac is scheduled for late August 2008, and will be tested in line to the
Mazeppa gas plant. A fourth well has been drilled during August at
1-18-17-29W4, also on the western edge of the channel, and will be completed in September and a fifth well targeting the eastern edge of the channel is currently drilling.
     The applicability of multi-stage frac technology, as demonstrated by the success of these wells, improves the probability of substantially increasing the recoverability of the 1.0 TCF of gas in place in the Hooker Basal Quartz reservoir.

     Callum/Cowley - Thrusted Belly River gas play
     ---------------------------------------------
     The Foothills horizontal well, 14-5-7-1W5 at Cowley was brought on-stream on August 9, 2008. This was the first well in the area drilled on 3D seismic and completed using multi-stage frac technology. The well is being tested inline to the Cowley gas plant and is currently equipment restricted to approximately 3 mmcf/d. The Company is very encouraged by the results of this well and is currently licensing four additional wells adjacent to 14-5.

     Belly River - shallow gas play
     ------------------------------
     Since June 30, 2008, Compton has continued to actively develop its
Belly River gas play in southern Alberta. To date in the third quarter of
2008, the Company has drilled a total of 43 Belly River wells including nine wells in the Ghost Pine area. The majority of these wells are down-space locations near existing infrastructure.

     ADVISORIES

     Certain information regarding the Company contained herein constitutes forward-looking information and statements and financial outlooks
(collectively, "forward looking statements") under the meaning of applicable securities laws, including Canadian Securities Administrators' National
Instrument 51-102 Continuous Disclosure Obligations and the United States
Private Securities Litigation Reform Act of 1995. Forward-looking statements include estimates, plans, expectations, opinions, forecasts, projections, guidance, or other statements that are not statements of fact, including statements regarding (i) cash flow and capital and operating expenditures,
(ii) exploration, drilling, completion, reserves, and production matters,
(iii) results of operations, (iv) financial position, and (iv) other risks and uncertainties described from time to time in the reports and filings made by
Compton with securities regulatory authorities. Although Compton believes that the assumptions underlying, and expectations reflected in, such forward-looking statements are reasonable, it can give no assurance that such assumptions and expectations will prove to have been correct. There are many factors that could cause forward-looking statements not to be correct, including risks and uncertainties inherent in the Company's business. These risks include, but are not limited to: crude oil and natural gas price volatility, exchange rate fluctuations, availability of services and supplies, operating hazards, access difficulties and mechanical failures, weather related issues, uncertainties in the estimates of reserves and in projection of future rates of production and timing of development expenditures, general economic conditions, and the actions or inactions of third-party operators.
The forward-looking statements contained herein are made as of the date of this news release solely for the purpose of generally disclosing Compton's reserves update, status of property sales and corporate sales process, pro forma corporate debt, and recent operations. Compton may, as considered necessary in the circumstances, update or revise the forward-looking statements, whether as a result of new information, future events, or otherwise. Compton cautions readers that the forward-looking statements may not be appropriate for purposes other than their intended purposes. The
Company's forward-looking statements are expressly qualified in their entirety by this cautionary statement.

     Compton Petroleum Corporation is a Calgary-based public company actively engaged in the exploration, development, and production of natural gas, natural gas liquids, and crude oil in the Western Canada Sedimentary Basin.
Compton's shares are listed on the Toronto Stock Exchange under the symbol CMT and on the New York Stock Exchange under the symbol CMZ.

     %SEDAR: 00003803E          %CIK: 0001043572

     /For further information: E.G. Sapieha, President & CEO, or N.G. Knecht,
VP Finance & CFO, Telephone: (403) 237-9400, Fax (403) 237-9410, Website:
www.comptonpetroleum.com, Email: investorinfo(at)comptonpetroleum.com/
     (CMT. CMZ)

CO:  Compton Petroleum Corporation

CNW 17:54e 27-AUG-08